FORM U-6B-2
                 CERTIFICATE OF NOTIFICATION
  under the Public Utility Holding Company Act of 1935 ("PUHCA")
  PSI Energy, Inc. ("PSI"), an Indiana corporation and gas and electric utility subsidiary of Cinergy Corp., a registered holding company under PUHCA, hereby notifies the Commission that it has issued the securities described below:
  Type of security: debentures (specifically, 6.50% Synthetic Putable Yield
        Securities (SPYS SM) Due 2026).
  Issue, renewal or guaranty:  issuance.
  Principal amount:  $50,000,000.
  Annual rate of interest:  6.50% from August 5, 1998 to but excluding
August
        1, 2005; thereafter, at the "applicable interest rate" (as defined in the relevant transaction agreements) in effect from time to time.
  Date of issue:  August 5, 1998.
  Date of maturity:  August 1, 2026, subject to prior redemption in whole
(x)
        at the option of PSI or (y) as a result of the exercise of a put option with respect to the securities.
  Purchasers:  Donaldson, Lufkin & Jenrette, as underwriters.
  Collateral:  None.
  Net proceeds:  approximately $49,384,500.
  Use of proceeds:  Repayment of short-term indebtedness.
Exemption claimed:  Rule 52(a).

                                PSI Energy, Inc.
                           By:  /s/ William L. Sheafer
                                    Vice President & Treasurer

Dated:    August 10, 1998